WESTHOPE CAPITAL CORP.
56 Temperance Street, 4th Floor, Toronto, Ontario, M5H 3V5.
Tel: (416) 361-0737
Fax: (416) 361-0923

02055833

SEC MAIL PROCESSING
RECEIVED
NOV 05 2002
WASH. D.C. 161 SECTION

October 30, 2002

Office of International Corporate Finance
Securities & Exchange Commission
Room 3094 (3-6)
450-5th Street, N.W.
Washington, D.C. 20549
U.S.A.

Attention: Office of Applications & Report Services

SUPPL

Dear Sirs:

Re: Exemption No. 82-2254

Please find enclosed two(2) copies of the unaudited Interim Financial Statements for the three months ended August 31st, 2002 for your public files.

If you have any questions regarding the above, please do not hesitate to contact the undersigned.

Yours truly,

WESTHOPE CAPITAL CORP.

PROCESSED
NOV 21 2002
THOMSON
FINANCIAL

Per: J. Allan Ringler

dlw 11/18

JAR/cd
Encl.

Westhope Capital Corp.
Balance Sheets (Prepared by Management)

	August 31, 2002 (Unaudited)	May 31, 2002 (Audited)
ASSETS		
Current assets		
Cash and short term investments	$ 196,651	$ 201,914
Exploration advances	7,653	21,174
Sundry receivables	7,294	7,167
	211,598	230,255
Oil and gas interest	94,837	96,687
	$ 306,435	$ 326,942
LIABILITIES		
Current liabilities		
Accounts payable and accrued liabilities	$ 20,298	$ 31,467
SHAREHOLDERS' EQUITY		
Capital stock		
Authorized		
Unlimited number of preference shares, issuable in series		
Unlimited number of common shares		
Issued - 5,844,258 common shares	1,025,001	1,025,001
Deficit	(738,864)	(729,526)
	286,137	295,475
	$ 306,435	$ 326,942

Responsibility for Financial Statements

The accompanying financial statements for Westhope Capital Corp. have been prepared by management in accordance with Canadian generally accepted accounting principles consistently applied. The most significant of these accounting principles have been set out in the May 31, 2002 audited financial statements and the August 31, 2002 unaudited financial statements. These statements are presented on the accrual basis of accounting. Accordingly, a precise determination of many assets and liabilities is dependant upon future events. Therefore, estimates and approximations have been made using careful judgement. Recognizing that the Company is responsible for both the integrity and objectivity of the financial statements, management is satisfied that these financial statements have been fairly presented.

Westhope Capital Corp.

(Prepared by Management - Unaudited)

Statements of Operations and Deficit

	Three Months Ended August 31, 2002	Three Months Ended August 31, 2001
Revenues:		
Oil and gas sales	$ 11,576	$ 4,641
Less: Operating costs	(8,226)	(1,788)
	3,350	2,853
Expenses:		
Depletion	1,850	20,289
Management fees	6,000	6,000
Accounting and corporate services	2,400	2,400
Office and general	176	385
Shareholder relations	2,606	1,743
	13,032	30,817
Other income		
Interest income	344	14,971
Loss for the period	(9,338)	(12,993)
Deficit, beginning of period	(729,526)	(577,861)
Deficit, end of period	$ (738,864)	$ (590,854)
Loss per share (Note 3)	$ 0.00	$ 0.00
Weighted average number of common shares	5,844,258	5,844,258

Statements of Cash Flows

	Three Months Ended August 31, 2002	Three Months Ended August 31, 2001
Cash flows (used in) provided by		
Operating activities:		
Loss for the period	$ (9,338)	$ (12,993)
Adjustment for depletion	1,850	20,289
Changes in non-cash working capital:		
Exploration advances	13,521	16,788
Sundry receivables	(127)	(2,025)
Accounts payable and accrued liabilities	(11,169)	(824)
Changes in cash and short term investments	(5,263)	21,235
Cash and short term investments, beginning of period	201,914	328,560
Cash and short term investments, end of period	$ 196,651	$ 349,795

Westhope Capital Corp.
Notes to Financial Statements
For the Three Months Ended August 31, 2002
(Prepared by Management - Unaudited)

1. Accounting policies

The management of Westhope Capital Corp. (the "Company") have prepared these unaudited financial statements for the three months ended August 31, 2002, in accordance with generally accepted accounting principles in Canada. The methods and policies used in the audited financial statements for the year ended May 31, 2002 are the same methods and policies followed in these unaudited financial statements.

The disclosures in these interim financial statements may not conform in all respects to Canadian generally accepted accounting principles for annual financial statements.

In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. Operating results for the three months ended August 31, 2002 are not indicative of the results that may be expected for the full year ending May 31, 2003.

2. Income taxes

The estimated taxable income for the period is nil. Based upon the level of historical taxable income, it cannot be reasonably determined whether the company will realize the benefits of future income tax assets or the amounts owing from future income tax liabilities. Consequently, the future recovery or loss arising from differences in tax values and accounting values have been reduced by an equivalent estimated temporary difference valuation allowance. This temporary difference valuation allowance will be adjusted in the period that it is determined that it is more likely than not that some portion or all of the future tax assets or future tax liabilities will be realized.

For further information about the Company's losses for income tax purposes, refer to the audited financial statements for the year ended May 31, 2002. The benefits for these losses and the estimated loss for the period ended have not been recognized in these financial statements.

3. Loss per share

The loss per share figures are calculated using the weighted monthly average number of common shares outstanding during the period.

4. Related party transaction

As of August 31, 2002, the Company has paid a total of $6,000 to the promoter of the Company for managing and supervising the affairs of the Company.

5. Segmented Information

The Company's operations comprise a single reporting operating segment engaged in the exploration and sale of oil and natural gas. As the operations comprise a single reporting segment amounts disclosed in the financial statements for oil and gas sales, interest income, loss for the period and depletion also represent segment amounts.

All of the Company's operations and oil and gas interests are situated in Canada.

SUPPLEMENT TO FINANCIAL STATEMENTS
(Prepared by Management - Unaudited)
For The Three Months Ended August 31, 2002

As of October 11, 2002, there were 5,844,258 common shares outstanding.

Westhope Capital Corp.
Balance Sheets (Prepared by Management)

	August 31, 2002 (Unaudited)	May 31, 2002 (Audited)
ASSETS		
Current assets		
Cash and short term investments	$ 196,651	$ 201,914
Exploration advances	7,653	21,174
Sundry receivables	7,294	7,167
	211,598	230,255
Oil and gas interest	94,837	96,687
	$ 306,435	$ 326,942
LIABILITIES		
Current liabilities		
Accounts payable and accrued liabilities	$ 20,298	$ 31,467
SHAREHOLDERS' EQUITY		
Capital stock		
Authorized		
Unlimited number of preference shares, issuable in series		
Unlimited number of common shares		
Issued - 5,844,258 common shares	1,025,001	1,025,001
Deficit	(738,864)	(729,526)
	286,137	295,475
	$ 306,435	$ 326,942

Responsibility for Financial Statements

The accompanying financial statements for Westhope Capital Corp. have been prepared by management in accordance with Canadian generally accepted accounting principles consistently applied. The most significant of these accounting principles have been set out in the May 31, 2002 audited financial statements and the August 31, 2002 unaudited financial statements. These statements are presented on the accrual basis of accounting. Accordingly, a precise determination of many assets and liabilities is dependant upon future events. Therefore, estimates and approximations have been made using careful judgement. Recognizing that the Company is responsible for both the integrity and objectivity of the financial statements, management is satisfied that these financial statements have been fairly presented.

Westhope Capital Corp.

(Prepared by Management - Unaudited)

Statements of Operations and Deficit

	Three Months Ended August 31, 2002	Three Months Ended August 31, 2001
Revenues:		
Oil and gas sales	$ 11,576	$ 4,641
Less: Operating costs	(8,226)	(1,788)
	3,350	2,853
Expenses:		
Depletion	1,850	20,289
Management fees	6,000	6,000
Accounting and corporate services	2,400	2,400
Office and general	176	385
Shareholder relations	2,606	1,743
	13,032	30,817
Other income		
Interest income	344	14,971
Loss for the period	(9,338)	(12,993)
Deficit, beginning of period	(729,526)	(577,861)
Deficit, end of period	$ (738,864)	$ (590,854)

Loss per share (Note 3)	$ 0.00	$ 0.00
Weighted average number of common shares	5,844,258	5,844,258

Statements of Cash Flows

	Three Months Ended August 31, 2002	Three Months Ended August 31, 2001
Cash flows (used in) provided by		
Operating activities:		
Loss for the period	$ (9,338)	$ (12,993)
Adjustment for depletion	1,850	20,289
Changes in non-cash working capital:		
Exploration advances	13,521	16,788
Sundry receivables	(127)	(2,025)
Accounts payable and accrued liabilities	(11,169)	(824)
Changes in cash and short term investments	(5,263)	21,235
Cash and short term investments, beginning of period	201,914	328,560
Cash and short term investments, end of period	$ 196,651	$ 349,795

Westhope Capital Corp.
Notes to Financial Statements
For the Three Months Ended August 31, 2002
(Prepared by Management - Unaudited)

1. Accounting policies

The management of Westhope Capital Corp. (the "Company") have prepared these unaudited financial statements for the three months ended August 31, 2002, in accordance with generally accepted accounting principles in Canada. The methods and policies used in the audited financial statements for the year ended May 31, 2002 are the same methods and policies followed in these unaudited financial statements.

The disclosures in these interim financial statements may not conform in all respects to Canadian generally accepted accounting principles for annual financial statements.

In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. Operating results for the three months ended August 31, 2002 are not indicative of the results that may be expected for the full year ending May 31, 2003.

2. Income taxes

The estimated taxable income for the period is nil. Based upon the level of historical taxable income, it cannot be reasonably determined whether the company will realize the benefits of future income tax assets or the amounts owing from future income tax liabilities. Consequently, the future recovery or loss arising from differences in tax values and accounting values have been reduced by an equivalent estimated temporary difference valuation allowance. This temporary difference valuation allowance will be adjusted in the period that it is determined that it is more likely than not that some portion or all of the future tax assets or future tax liabilities will be realized.

For further information about the Company's losses for income tax purposes, refer to the audited financial statements for the year ended May 31, 2002. The benefits for these losses and the estimated loss for the period ended have not been recognized in these financial statements.

3. Loss per share

The loss per share figures are calculated using the weighted monthly average number of common shares outstanding during the period.

4. Related party transaction

As of August 31, 2002, the Company has paid a total of $6,000 to the promoter of the Company for managing and supervising the affairs of the Company.

5. Segmented Information

The Company's operations comprise a single reporting operating segment engaged in the exploration and sale of oil and natural gas. As the operations comprise a single reporting segment amounts disclosed in the financial statements for oil and gas sales, interest income, loss for the period and depletion also represent segment amounts.

All of the Company's operations and oil and gas interests are situated in Canada.

SUPPLEMENT TO FINANCIAL STATEMENTS
(Prepared by Management - Unaudited)
For The Three Months Ended August 31, 2002

As of October 11, 2002, there were 5,844,258 common shares outstanding.